UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 23, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

23 May 2017

Recommended All-Share Offer

for

Amec Foster Wheeler plc

by

John Wood Group PLC

Publication of Scheme Document

On 13 March 2017, Amec Foster Wheeler plc ("Amec Foster Wheeler") and John Wood Group PLC ("Wood Group") announced that they had reached agreement on the terms of a recommended all-share offer to be made by Wood Group to acquire the entire issued and to be issued share capital of Amec Foster Wheeler (the "Combination" to form the "Combined Group"). It is intended that the Combination will be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 (the "Scheme").

Amec Foster Wheeler is pleased to announce that the scheme document (the "Scheme Document") is being sent, or made available, to Amec Foster Wheeler Shareholders today. The Scheme Document sets out, amongst other things, a letter from the Chairman of Amec Foster Wheeler, the full terms and conditions of the Scheme and the Combination, an explanatory statement, notices of the required meetings, an expected timetable of principal events and details of the actions to be taken by Amec Foster Wheeler Shareholders.

Amec Foster Wheeler also notes that a prospectus relating to the New JWG Shares proposed to be issued in connection with the Combination (the "Prospectus") is expected to be published today, along with Wood Group's forms of proxy in relation to the Combination, on Wood Group's website at www.woodgroup.com.

As described in the Scheme Document, the Scheme will require the approval of Amec Foster Wheeler Shareholders at the Court Meeting and the passing of a special resolution at the Amec Foster Wheeler General Meeting, and then the approval of the Court.

The Court Meeting and the Amec Foster Wheeler General Meeting to approve the Scheme (and the steps contemplated by the Scheme) are scheduled to be held at 11.00a.m. and 11.10a.m. respectively on 15 June 2017 at Linklaters LLP, One Silk Street, London EC2Y 8HQ.

Subject to approval at the relevant meetings, Court approval and the satisfaction or waiver of the other Conditions set out in the Scheme Document (other than those Conditions which relate to Admission and to approval of the Combination by the JWG Shareholders), the Scheme is expected to become effective in the fourth quarter of 2017. The expected timetable of principal events is set out in the Appendix to this announcement.

The Scheme Document will be available on the Amec Foster Wheeler website at www.amecfw.com up to and including the end of the Offer Period.

For information purposes only, the Scheme Document will also be sent, or made available to, holders of options over Amec Foster Wheeler Shares and persons with information rights.

The Prospectus will be available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations of, any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Combination would breach any applicable laws, on Wood Group's website at www.woodgroup.com up to and including the date on which the New JWG Shares are issued to Amec Foster Wheeler Shareholders.

A copy of the Scheme Document and the Prospectus will also be submitted to the National Storage Mechanism, where they will be available for inspection at www.morningstar.co.uk/uk/NSM.

Defined terms used but not defined in this announcement have the meanings set out in the Scheme Document.

Enquiries:

Amec Foster Wheeler

Media:  Jonathan Refoy, Director of Corporate Affairs                                       Tel: +44 (0)20 7429 7500

Investors: Rupert Green, Chief Corporate Development Officer

Goldman Sachs International (Financial Adviser to Amec Foster Wheeler)

Anthony Gutman / Nimesh Khiroya                                                                    Tel: +44 (0)20 7774 1000

Christopher Pilot / Celia Murray

BofA Merrill Lynch (Financial Adviser and Corporate Broker to Amec Foster Wheeler)

Simon Mackenzie Smith / Tim Waddell                                                              Tel: +44 (0)20 7628 1000

Geoff Iles / Rowland Phillips

Barclays (Financial Adviser and Corporate Broker to Amec Foster Wheeler)

Mark Astaire / Bertie Whitehead

Derek Shakespeare / Asim Gunduz                                                                      Tel: +44 (0)20 7623 2323

Important Notices

Each of Goldman Sachs International, Merrill Lynch International ("BofA Merrill Lynch") and Barclays Bank PLC, acting through its Investment Bank ("Barclays"), who are authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the FCA and the Prudential Regulation Authority, are acting exclusively for Amec Foster Wheeler and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Amec Foster Wheeler for providing the protections afforded to the respective clients of Goldman Sachs International, BofA Merrill Lynch and Barclays, or for providing advice in connection with the contents of this announcement or any other matters referred to in this announcement.

This announcement is for information purposes only and does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy any securities, pursuant to the Combination or otherwise. The Combination will be made solely by means of the Scheme Document or any document by which the Combination is made which will contain the full terms and conditions of the Offer, including details of how to vote in respect of the acquisition.

The contents of this document are not to be construed as legal, business, financial or tax advice. If you are in any doubt about the contents of this document, you should consult your own legal adviser, financial adviser or tax adviser for legal, business, financial or tax advice.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Overseas Jurisdictions

The release, publication or distribution of this announcement (in whole or in part) in, into or from certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and should observe, any applicable requirements. Any failure to comply with these requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Combination disclaim any responsibility or liability for the violation of such requirements by any person.

Unless otherwise determined by Wood Group or required by the City Code, and permitted by applicable law and regulation, the Combination will not be made available, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and no person may vote in favour of the Combination by any such use, means, instrumentality or form within any jurisdiction if to do so would constitute a violation of the laws of that Restricted Jurisdiction. Accordingly, copies of this announcement and all documents relating to the Combination are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Combination (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from any Restricted Jurisdictions where to do so would violate the laws in that jurisdiction. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this document and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

If the Combination is implemented by way of an Offer (unless otherwise permitted by applicable law and regulation), the Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Offer may not be capable of acceptance by any such use, means, instrumentality or facility.

The availability of the New JWG Shares under the Combination to Amec Foster Wheeler Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident (which may affect the ability of such Amec Foster Wheeler Shareholders to vote their Amec Foster Wheeler Shares with respect to the Scheme and the Combination at the Amec Foster Wheeler Meetings, or to execute and deliver Forms of Proxy appointing another to vote at the Amec Foster Wheeler Meetings on their behalf). Persons who are not resident in the United Kingdom or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable legal and/or regulatory requirements.

Each Amec Foster Wheeler Shareholder is urged to consult his or her independent professional adviser immediately regarding the tax consequences of the Combination.

The New JWG Shares may not be offered, sold or delivered, directly or indirectly, in, into or from any Restricted Jurisdiction or to, or for the account or benefit of, any Restricted Overseas Persons except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.

Notice to United States Amec Foster Wheeler Shareholders

The Combination relates to shares of a UK company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of the US proxy solicitation or tender offer rules. However, if Wood Group were to elect to implement the Combination by means of an Offer, such Offer will be made in compliance with all applicable laws and regulations, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder. Such an Offer would be made in the United States by Wood Group and no one else. In addition to any such Offer, Wood Group, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Amec Foster Wheeler outside such Offer during the period in which such Offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made, they would be made outside the United States and would comply with applicable law, including the US Exchange Act. Any information about such purchases will be disclosed as required in the United Kingdom, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website: www.londonstockexchange.com.

The financial information included in the Scheme Document has been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The New JWG Shares have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the New JWG Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or an exemption therefrom. The New JWG Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Amec Foster Wheeler Shareholders who are or will be affiliates of Wood Group or Amec Foster Wheeler prior to, or of Wood Group after, the Effective Date will be subject to certain US transfer restrictions relating to the New JWG Shares received pursuant to the Scheme. Holders of Amec Foster Wheeler ADRs should refer to paragraph 13 of Part I of the Scheme Document.

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10), Amec Foster Wheeler will advise the Court that its sanctioning of the Scheme will be relied upon by Wood Group as an approval of the Scheme following a hearing on its fairness to Amec Foster Wheeler Shareholders.

It may be difficult for US Amec Foster Wheeler Shareholders and US Amec Foster Wheeler ADR Holders to enforce their rights and claims arising out of the US federal securities laws, since Wood Group and Amec Foster Wheeler are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US Amec Foster Wheeler Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US federal securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgment.

None of the securities referred to in this announcement have been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of Amec Foster Wheeler and certain plans and objectives of Wood Group with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aims", "hopes", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. These statements are based on assumptions and assessments made by Amec Foster Wheeler, and/or Wood Group in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. Neither Amec Foster Wheeler nor Wood Group assumes any obligation to update or correct the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Additional risk factors that may affect future results are contained in Amec Foster Wheeler's Form 20-F for the year ended 31 December 2016 (available at www.amecfw.com and www.sec.gov). These risk factors expressly qualify all forward-looking statements contained in this announcement and should also be considered by the reader.

For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to Wood Group and its subsidiaries and subsidiary undertakings, refer to Wood Group's annual report and accounts for the year ended 31 December 2016. Each forward-looking statement speaks only as of the date of this announcement. None of Wood Group, Amec Foster Wheeler or any of their respective subsidiaries and subsidiary undertakings undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

No Profit Forecasts or Estimates

No statement in this announcement is intended as a profit forecast or estimate of the future financial performance of Wood Group or Amec Foster Wheeler and, in particular, no statement in this announcement should be interpreted to mean that earnings or earnings per share for Wood Group, Amec Foster Wheeler or the Combined Group, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings per share for Wood Group or Amec Foster Wheeler, as appropriate.

 Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

Information relating to Amec Foster Wheeler Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by Amec Foster Wheeler Shareholders, persons with information rights and other relevant persons for the receipt of communications from Amec Foster Wheeler may be provided to Wood Group during the Offer Period as required under Section 4 of Appendix 4 of the City Code.

Publication and Availability of this Announcement

A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations, of any Restricted Jurisdiction or resident in any Restricted Jurisdiction where the extension of availability of the Combination would breach any applicable law, on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on the Business Day following publication of this announcement. For the avoidance of doubt, neither the contents of that website nor the contents of any website accessible from hyperlinks on that website (or any other websites referred to in this announcement) are incorporated into, or form part of, this announcement.

You may, certain to applicable securities laws, request a hard copy of this announcement, the JWG Prospectus and all information incorporated into this announcement by reference to another source by contacting Amec Foster Wheeler's registrars, Capita Asset Services on +44 (0)371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00a.m. - 5.00p.m., Monday to Friday excluding public holidays in England and Wales. Please note that Capita Asset Services cannot provide any financial, legal or tax advice and calls may be monitored and recorded for security and training purposes. Amec Foster Wheeler Shareholders may also, subject to applicable securities laws, request that all future documents, announcements and information sent to them in relation to the Combination be in hard copy form. A hard copy of such document, announcement (including this announcement) or information will not be sent unless so requested.

APPENDIX

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable sets out expected dates for the implementation of the Scheme.

Event	Time and/or date(1)
Publication of the Scheme Document	23 May 2017
Latest time for receipt by the Amec Foster Wheeler ADR Depositary of voting instructions for the Amec Foster Wheeler Meetings	10.00a.m. (New York City time) on 7 June 2017(2)
Latest time for lodging BLUE Forms of Proxy for the Court Meeting	11.00a.m. on 13 June 2017(3)
Latest time for lodging YELLOW Forms of Proxy for the Amec Foster Wheeler General Meeting	11.10a.m. on 13 June 2017(4)
Voting Record Time	6.00p.m. on 13 June 2017(5)
Court Meeting	11.00a.m. 15 June 2017
Amec Foster Wheeler General Meeting	11.10a.m. on 15 June 2017(6)
JWG General Meeting	11.00a.m. on 15 June 2017

The following dates and times associated with the Scheme are subject to change and will depend on, among other things, the date on which antitrust (and other) Conditions to the Scheme are satisfied or, if capable of waiver, waived and on the date on which the Court sanctions the Scheme. Amec Foster Wheeler will give adequate notice of all of these dates and times, when known, by issuing an announcement through a Regulatory Information Service. Further updates and changes to these times will, at Amec Foster Wheeler's discretion, be notified in the same way. See also note (1) below.

Scheme Court Hearing to sanction the Scheme	a date expected to be in the fourth quarter of 2017 subject to regulatory clearances ("D")
Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Amec Foster Wheeler Shares	D+1
Last day for dealings in, and for registration of transfers of, Amec Foster Wheeler ADRs	D+1
Suspension of trading in Amec Foster Wheeler Shares	5.00p.m. on D+1
Suspension of dealings in Amec Foster Wheeler ADRs	6.00p.m. (New York City time) on D+1
Scheme Record Time	6.00p.m. on D+1
Effective Date of the Scheme	D+1(7)
Date of issue of New JWG Shares and crediting of New JWG Shares to CREST accounts	by 8.00a.m. on D+2
Admission and commencement of dealing in the New JWG Shares on the London Stock Exchange	by 8.00a.m. on D+2
Cancellation of listing of Amec Foster Wheeler	D+2
CREST accounts of Amec Foster Wheeler Shareholders credited with New JWG Shares	within 14 days of the Effective Date
CREST accounts of Amec Foster Wheeler Shareholders credited with cash due for fractional entitlements	within 14 days of the Effective Date
Despatch of share certificates for New JWG Shares and cheques for fractional entitlements	within 14 days of the Effective Date
Long Stop Date	14 February 2018(8)
Note(s):
(1)    The dates and times given are indicative only and are based on current expectations and may be subject to change (including as a result of changes to the regulatory timetable). References to times are to London time unless otherwise stated. If any of the times and/or dates above change, the revised times and/or dates will be announced via a Regulatory Information Service.

(2)    Only those Amec Foster Wheeler ADR Holders who hold Amec Foster Wheeler ADRs on 22 May 2017 will be entitled to instruct the Amec Foster Wheeler ADR Depositary to exercise the voting rights in respect of the Amec Foster Wheeler Shares represented by their Amec Foster Wheeler ADRs at the Amec Foster Wheeler Meetings.

(3)    The BLUE Form of Proxy for the Court Meeting may, alternatively, be handed to a representative of Capita Asset Services or the Chairman of the Court Meeting before the start of the Court Meeting (or any adjournment thereof). However, if possible, Amec Foster Wheeler Shareholders are requested to lodge the BLUE Forms of Proxy at least 48 hours before the time appointed for the Court Meeting.

(4)    The YELLOW Form of Proxy for the Amec Foster Wheeler General Meeting must be lodged with Capita Asset Services by no later than 11.10a.m. on 13 June 2017 in order for it to be valid, or, if the Amec Foster Wheeler General Meeting is adjourned, no later than 48 hours before the time fixed for the holding of the adjourned meeting. If the YELLOW Form of Proxy is not returned by such time, it will be invalid.

(5)    If either Amec Foster Wheeler Meeting is adjourned, the Voting Record Time for the adjourned Amec Foster Wheeler Meeting will be 6.00p.m. on the date which is two days before the date set for the adjourned Amec Foster Wheeler Meeting.

(6) To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the Court Meeting.
(7)    The court order approving the Scheme is expected to be delivered to Companies House following the suspension of trading in Amec Foster Wheeler Shares, of dealings in Amec Foster Wheeler ADRs and the Scheme Record Time on D+1, which date will then become the Effective Date. The events which are stated as occurring on subsequent dates are conditional on the Effective Date and operate by reference to this time.

(8)    This is the latest date by which the Scheme may become effective. However, the Long Stop Date may be extended (with the prior written consent of Wood Group) to 31 March 2018, or such later date as may be agreed in writing by Wood Group and Amec Foster Wheeler (with the Panel's consent and Court approval (if required)).
      *      All dates by reference to "D+1" and "D+2" will be to the Business Day falling immediately after the date indicated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 May 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary